EXHIBIT 99.1


Ciba Specialty             Ciba                            Ciba Specialites
Chemicals Inc.             Spezialitatenchemie AG          Chimiques SA Suisse
Switzerland                Schweiz


                                                           [GRAPHIC OMITTED]
                                                      CIBA

Page 1 of 7
April 29, 2004
Basel, Switzerland

News Release: Three month results 2004
--------------------------------------

CIBA SPECIALTY CHEMICALS SEES PICK UP IN DEMAND

o ACCELERATED SALES AND PROFITS TOWARDS THE END OF THE FIRST QUARTER, AFTER A SLOW START

o    SALES IN SWISS FRANCS REACH LAST YEAR'S LEVEL

o    EBITDA MARGIN, GROSS PROFIT AND OPERATING INCOME AT HIGHER LEVELS THAN
     2003

o NET INCOME EXCEEDS CHF 100 MILLION; SHARE BUY-BACK CONTRIBUTES TO EPS OF CHF 1.52

o    ACQUISITION TO SUPPORT GROWTH IN THE PAPER BUSINESS

o OUTLOOK 2004 MAINTAINED: COMPANY ON TRACK - FAST IMPROVEMENT IN CASE OF SUSTAINABLE ECONOMIC RECOVERY

FINANCIAL HIGHLIGHTS (in millions of Swiss francs)
------------------------------------------------------------------------------


1ST QUARTER TO 1ST QUARTER COMPARISONS (UNAUDITED)
------------------------------------------------------------------------------
                                                                Change in %
                                                              ----------------
Three months ended March 31,                                             Local
                                      2004          2003          CHF    curr.
------------------------------------------------------------------------------
Net sales                            1 671         1 678            0       -1
Gross profit                           555           545           +2       +1
Operating income                       170           169            0       -1
Net income                             102           108           -6
EBITDA                                 261           259           +1        0
EBITDA margin                         15.6%         15.4%
Operating income margin               10.2%         10.1%
------------------------------------------------------------------------------

See Consolidated Financial Highlights and Notes to News Release at the end of this News Release.

Ciba Specialty Chemicals today announced that following an especially weak period during the fourth quarter of 2003 and the early part of 2004, there was a noticeable improvement in sales, operating income and EBITDA towards the end of the first quarter of 2004. Sales in Swiss francs for the first quarter reached last year's levels. There was accelerated improvement in all segments, suggesting the view that a certain market recovery is developing. The quarterly EBITDA margin was higher than in 2003.



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Sales in the first quarter of 2004 totaled CHF 1.671 billion, flat in Swiss francs and 1 percent lower in local currencies than the first quarter of 2003 (CHF 1.678 billion). Gross profit (CHF 555 million, 33.2 percent of sales) was higher in both Swiss francs and local currencies than the first quarter of last year (CHF 545 million, 32.5 percent). Also, both operating income (CHF 170 million, 10.2 percent of sales) and EBITDA (CHF 261 million, 15.6 percent of sales) exceeded year ago levels (CHF 169 million, 10.1 percent and CHF 259 million, 15.4 percent, respectively). Net income (CHF 102 million, 6.1 percent of sales) was 6 percent lower in Swiss francs than the first quarter of 2003 (CHF 108 million, 6.5 percent), reflecting a slightly negative shift in net financial expenses. Thanks to the continued share buy-back program during the first quarter, diluted earnings per share were only 3 percent lower, at CHF 1.52.

For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, and excluding the effects of acquisitions, the Company continues to expect sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year's levels. The target for free cash flow remains between CHF 400 million and CHF 500 million. Should a sustainable economic recovery take shape, the Company would expect a rapid and substantial improvement in net income and margins.

Armin Meyer, Chairman and Chief Executive Officer, commented: "We had a slow start to the year, however the trends we observed in March give us reason to believe that we may be seeing the beginning of a recovery in the markets. We have started to see good growth in all of our segments and in both the United States and parts of Europe. Asia-Pacific remains strong. While it's too soon to call this a full recovery, recent signs are positive. The steps we have taken to reduce our cost base, streamline our organization, strengthen our balance sheet, generate cash and focus our personnel on profitable growth put us in a very strong position to benefit quickly and substantially from an upturn. This also applies for the growth business paper, which we want to substantially strengthen with the acquisition of Raisio Chemicals."

SALES IN SWISS FRANCS REACH LAST YEAR'S LEVEL

Sales in Swiss francs totaled CHF 1.671 billion, essentially equal in Swiss francs and 1 percent lower in local currencies. Sales started off slowly in 2004 and then began to accelerate towards the end of the quarter, with improvements seen in all segments during the course of the quarter. Considerable improvements were seen in the United States and parts of Europe, while Asia-Pacific remained strong.

Compared to the first quarter of 2003, there were no major currency impacts during the first quarter of this year. Volumes were 3



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percent higher than the first quarter of 2003, and noticeably higher than the fourth quarter of last year. Prices for most segments were between 2 percent and 4 percent lower than a year ago, while secondary changes in currency pricing in Home & Personal Care caused a more pronounced reduction.

EBITDA MARGIN, GROSS PROFIT AND OPERATING INCOME AT HIGHER LEVEL THAN 2003

Gross profit for the first quarter of 2004 reached CHF 555 million, or 33.2 percent of sales (32.5 percent a year ago). That was 2 percent higher in Swiss francs and 1 percent higher in local currencies. Improved product margins, coupled with efforts to reduce both raw material and production costs, contributed to the improvement.

Operating income increased by CHF 1 million to CHF 170 million (10.2 percent of sales), compared to the first quarter of 2003. EBITDA was 1 percent higher in Swiss francs, at CHF 261 million, reaching 15.6 percent of sales, higher than any quarterly level in 2003. EBITDA was also noticeably higher than the fourth quarter of 2003, even when the negative effects of the one-time net current operating asset reduction program in the fourth quarter are excluded.

NET INCOME EXCEEDS CHF 100 MILLION; SHARE BUY-BACK CONTRIBUTES TO EPS OF CHF
1.52

Net income for the first quarter of 2004 totaled CHF 102 million (-6 percent in Swiss francs), or 6.1 percent of sales, due to a slightly negative shift in net financial expenses. As a result of the share buy-back program, introduced in 2003 to increase shareholder value, diluted earnings per share were CHF 1.52, just 3 percent lower than year ago levels.

Active management of assets continued throughout the first quarter as the Company maintained its focus on the global optimization of inventory levels.

ACQUISITION TO SUPPORT GROWTH IN THE PAPER BUSINESS

The planned acquisition of Raisio Chemicals is on schedule. Following the signing of the sales and purchase agreement in March, the necessary filings have been made with merger control authorities. The Company still anticipates a closing in the second or third quarter of 2004. With sales exceeding Euro 400 million, the acquisition is expected to substantially strengthen the business in the area of paper.

IMPROVEMENT IN ALL SEGMENTS DURING THE COURSE OF THE FIRST QUARTER

Plastic Additives improved its sales, slightly improved product margins and effectively controlled costs, leading to an EBITDA margin of 18.7 percent of sales, well above the levels in the latter part of 2003. All Coating Effects businesses, except Imaging & Inks, improved sales compared to a year ago, and the segment again





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Page 4 of 7

delivered a strong EBITDA margin of 22.9 percent of sales. The Water & Paper Treatment Segment saw an improvement in first quarter sales in its Water Treatment business and, later in the quarter, in its Paper business. The segment's EBITDA margin improved from 12.4 percent of sales to 12.7 percent. The EBITDA margin for Textile Effects returned to double-digits (11.1 percent of sales), compared to the very low level in the fourth quarter of 2003. Compared to a year ago, its EBITDA was higher in both Swiss francs (+6 percent) and local currencies (+12 percent). In Home & Personal Care, volume was 4 percent higher, however the secondary effect of currency effects on certain customer contracts (caused primarily by the weakening U.S. dollar / Swiss franc exchange rate) caused an 8 percent decline in prices, leading to lower sales overall. Despite tight cost controls, the segment's EBITDA was CHF 4 million lower than year ago levels. Given the relatively small size of this segment, this small decrease resulted in a noticeable drop in the segment EBITDA margin to 13.1 percent of sales, but does not have a noticeable impact on overall Group profitability.

OUTLOOK 2004 MAINTAINED: COMPANY ON TRACK - FAST IMPROVEMENT IN CASE OF SUSTAINABLE ECONOMIC RECOVERY

After a slow start, Ciba Specialty Chemicals saw a noticeable improvement in demand towards the end of the first quarter, particularly in March. It is still too soon to refer to these increasing signs of a recovery as a conclusive trend, so the Company will continue its firm measures to control costs globally as well as restrict hiring in lower-growth markets specifically.

For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, and excluding the effects of acquisitions, the Company continues to expect sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year's levels. The Company's free cash flow target remains at between CHF 400 million and CHF 500 million. Should a sustainable economic recovery take shape, the Company would expect a rapid and substantial improvement in net income and margins.


                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2003, the Company generated sales of 6.6 billion Swiss francs and invested 281 million in R&D.





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Virtual news kit: www.cibasc.com/media
o    News release in full
o    Photos: www.cibasc.com/photos


Financial calendar
o    May 14, 2004: Expected capital reduction payment date
o    August 12, 2004: Half Year 2004 financial results
o    October 21, 2004: Nine Month 2004 financial results

For further information please contact:
--------------------------------------

Media:                    Tel. +41 61 636 4444     Fax +41 61 636 3019

Investor Relations:       Tel. +41 61 636 5081     Fax +41 61 636 5111


FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.



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Page 6 of 7

CIBA SPECIALTY CHEMICALS
Three Month Report 2004

------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except per share data)
------------------------------------------------------------------------------

                                                                 Change in %
                                                               ---------------
                                                                         Local
Three months ended March 31,              2004      2003                 curr.
                                                                  CHF      (a)
------------------------------------------------------------------------------

STATEMENTS OF INCOME
------------------------------------------------------------------------------
Net sales                                1 671     1 678            0       -1
------------------------------------------------------------------------------
Gross profit                               555       545           +2       +1
------------------------------------------------------------------------------
Operating income                           170       169            0       -1
------------------------------------------------------------------------------
Financial income and expense, net          (29)      (19)
------------------------------------------------------------------------------
Income from continuing operations, before
income taxes and minority interest         141       150           -6
------------------------------------------------------------------------------
Provision for income taxes                  38        40           -6
------------------------------------------------------------------------------
Minority interest                            1         2
------------------------------------------------------------------------------
Net income                                 102       108           -6
------------------------------------------------------------------------------
Earnings per share, basic                 1.52      1.58
------------------------------------------------------------------------------
Earnings per share, diluted               1.52      1.57
------------------------------------------------------------------------------
Operating income                           170       169            0       -1
------------------------------------------------------------------------------
Depreciation and amortization               91        90           +2       +2
------------------------------------------------------------------------------
EBITDA (b)                                 261       259           +1        0
------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

CONDENSED BUSINESS SEGMENT DATA (unaudited)
(in millions of Swiss francs)
-------------------------------------------------------------------------------------------------------------------
                                              Change in %                                               Change in %
                                             ------------                                             -------------
                                                    Local                                                     Local
Three months ended March     2004     2003          curr.  Three months ended March      2004    2003    CHF  curr.
31,                                            CHF    (a)  31,                                                  (a)
=========================================================  ========================================================

---------------------------------------------------------  --------------------------------------------------------
NET SALES                                                  EBITDA(b)
---------------------------------------------------------  --------------------------------------------------------
Plastic Additives             445      436      +2     +2  Plastic Additives               83      79     +5      0
---------------------------------------------------------  --------------------------------------------------------
Coating Effects               466      464       0      0  Coating Effects                107     110     -3     -2
---------------------------------------------------------  --------------------------------------------------------
Water & Paper Treatment       339      331      +2     +1  Water & Paper Treatment         43      41     +5     -1
---------------------------------------------------------  --------------------------------------------------------
Textile Effects               333      355      -6     -6  Textile Effects                 37      35     +6    +12
---------------------------------------------------------  --------------------------------------------------------
Home & Personal Care           88       92      -5     -4  Home & Personal Care            12      16    -29    -23
---------------------------------------------------------  --------------------------------------------------------
                                                           Corporate                     (21)    (22)     +7     +7
---------------------------------------------------------  --------------------------------------------------------
TOTAL NET SALES             1 671    1 678       0     -1  TOTAL EBITDA                   261     259     +1      0
=========================================================  ========================================================
OPERATING INCOME                                           OPERATING INCOME MARGIN(c)
---------------------------------------------------------  --------------------------------------------------------
Plastic Additives              61       56      +8     +1  Plastic Additives             13.6 %  12.9 %
---------------------------------------------------------  --------------------------------------------------------
Coating Effects                81       86      -6     -5  Coating Effects               17.3 %  18.5 %
---------------------------------------------------------  --------------------------------------------------------
Water & Paper Treatment        23       21      +9     -3  Water & Paper Treatment        6.7 %   6.3 %
---------------------------------------------------------  --------------------------------------------------------
Textile Effects                23       20     +16    +26  Textile Effects                6.9 %   5.6 %
---------------------------------------------------------  --------------------------------------------------------
Home & Personal Care            5       10     -45    -35  Home & Personal Care           6.2 %  10.6 %
---------------------------------------------------------  --------------------------------------------------------
Corporate and other          (23)     (24)      +3     +2
expenses
---------------------------------------------------------  --------------------------------------------------------
                                                           TOTAL OPERATING INCOME
TOTAL OPERATING INCOME        170      169       0     -1  MARGIN                        10.2 %  10.1 %
=========================================================  ========================================================
DEPRECIATION AND AMORTIZATION                              EBITDA MARGIN(d)
---------------------------------------------------------  --------------------------------------------------------
Plastic Additives              22       23      -1      0  Plastic Additives             18.7 %  18.1 %
---------------------------------------------------------  --------------------------------------------------------
Coating Effects                26       24     +10     +9  Coating Effects               22.9 %  23.6 %
---------------------------------------------------------  --------------------------------------------------------
Water & Paper Treatment        20       20      +1      0  Water & Paper Treatment       12.7 %  12.4 %
---------------------------------------------------------  --------------------------------------------------------
Textile Effects                14       15      -7     -7  Textile Effects               11.1 %   9.8 %
---------------------------------------------------------  --------------------------------------------------------
Home & Personal Care            7        6      -3     -4  Home & Personal Care          13.1 %  17.4 %
---------------------------------------------------------  --------------------------------------------------------
Corporate                       2        2
---------------------------------------------------------  --------------------------------------------------------
TOTAL DEPRECIATION AND
AMORTIZATION                   91       90      +2     +2  TOTAL EBITDA MARGIN           15.6 %  15.4 %
---------------------------------------------------------  --------------------------------------------------------


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EBITDA RECONCILIATION (unaudited)
(in millions of Swiss francs)
------------------------------------------------------------------------------
The reconciliation of EBITDA to net income is as follows:
------------------------------------------------------------------------------
Three months ended March 31,                                     2004     2003
------------------------------------------------------------------------------
EBITDA                                                            261      259
------------------------------------------------------------------------------
Depreciation and amortization                                     -91      -90
------------------------------------------------------------------------------
Operating income                                                  170      169
------------------------------------------------------------------------------
Financial income and expense, net                                 -29      -19
------------------------------------------------------------------------------
Provision for income taxes                                        -38      -40
------------------------------------------------------------------------------
Minority interest                                                  -1       -2
------------------------------------------------------------------------------
Net income                                                        102      108
------------------------------------------------------------------------------



EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (UNAUDITED)
--------------------------------------------------------------------------

                                Average rates during   End of period rates
                                              period
                                --------------------  --------------------

Three months ended March 31,         2004      2003       2004      2003
--------------------------------------------------------------------------
1      U.S. dollar (USD)              1.25      1.37       1.29      1.38
--------------------------------------------------------------------------
1      British pound (GBP)            2.30      2.19       2.33      2.17
--------------------------------------------------------------------------
1      Euro (EUR)                     1.57      1.47       1.56      1.48
--------------------------------------------------------------------------
100    Japanese yen (JPY)             1.17      1.15       1.22      1.15
--------------------------------------------------------------------------


NOTES TO NEWS RELEASE
(a) Amounts "in local currencies" or "currency adjusted" are determined by adjusting current period amounts reported in Swiss francs, which is the Company's reporting currency under U.S. GAAP (United States Generally Accepted Accounting Principles), using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See also note (e)
(b) EBITDA for segments is calculated as operating income plus depreciation and amortization. For consolidated results, EBITDA is reconciled to net income (see the table above). See also note (e)
(c) Operating income margin is calculated as operating income as a percentage of net sales. See also note (e)
(d) EBITDA margin is calculated as EBITDA as a percentage of net sales. See also note (e)
(e) EBITDA, EBITDA margin, free cash flow and amounts in local currencies are non-U.S. GAAP financial measures, the use of which is discussed in the Company's Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.